November 16, 2006

Steven Jacobs, Accounting Branch Chief

Rachel Zablow, Staff Accountant

Securities and Exchange Commission

Washington D.C. 20549

Re:	Extra Space Storage Inc. (“the Company”)
Form 10-K for the year ended December 31, 2005
Filed March 13, 2006
Form 10-Q for the quarter ended March 31, 2006
Filed May 10, 2006
File No. 1-32269

Dear Mr. Jacobs and Ms. Zablow:

This letter represents Extra Space Storage Inc’s response to your comment letter dated October 24, 2006.  The Company acknowledges the following in regards to our filings:

1.               the Company is responsible for the adequacy and accuracy of the disclosure in our filings

2.               staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings, and

3.               the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Form 10-K for the year ended December 31, 2005

Managements Discussion and Analysis of Financial Condition and Results of Operations

Funds from Operations, page 35

1.               We have read your proposed revisions provided in response to prior comment 1.  As previously requested, to the extent you choose to present an FFO measure applicable to common shares and partnership units, please revise your description of the measure and disclose why it is useful to investors.

Company response:  Per a telephone conversation between Ms. Zablow and me on November 14, 2006, the Company will revise all future filings to include the reasons why the Company feels that FFO is useful to investors.  The following two sentences will be added to all future filings:

“We believe FFO is a meaningful disclosure as a supplement to net earnings because net earnings assumes that the values of real estate assets diminish predictably over time as reflected through depreciation and amortization expenses. We believe that the values of real estate assets fluctuate due to market conditions and FFO more accurately reflects the value of our real estate assets.”

We appreciate the time that you have taken to review our public filings.  Please contact me at 801-365-4480 if you have any questions.

Sincerely,

/s/ Kent Christensen

Kent Christensen

Chief Financial Officer